UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 3)*

Catalyst Paper Corporation
(Name of Issuer)

Common Shares
(Title of Class of Securities)

14889B102
(CUSIP Number)

Mudrick Capital Management, L.P.

527 Madison Avenue, 6th Floor

New York, NY 10022

Copies to:

Leor Landa, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Telephone: (212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON Mudrick Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,860,473
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,860,473
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,860,473
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IA

(1) Percentage calculated based on 14,527,571 total outstanding shares of the common stock of the Issuer.

1.	NAME OF REPORTING PERSON Jason Mudrick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,860,473
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,860,473
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,860,473
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Percentage calculated based on 14,527,571 total outstanding shares of the common stock of the Issuer.

This Amendment No. 3 amends the Schedule 13D originally filed on February 2, 2016, as amended (this “Schedule 13D”), and is filed by Mudrick Capital Management, L.P., for and behalf of itself and Jason Mudrick (together, the “Reporting Persons”) with respect to the shares of the common stock (the “Common Shares”) of Catalyst Paper Corporation, a Canada corporation (the “Company”), with principal executive offices at 3600 Lysander Lane, 2nd Floor, Richmond, British Colombia, Canada V7B 1C3.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following at the end thereof:

On June 28, 2016, the Parties and Kejriwal Group International entered into the Support Agreement attached hereto as Exhibit 99.2 (the "Support Agreement"), which Support Agreement sets forth certain terms with respect to the proposed acquisition of the Issuer and the exchange of certain indebtedness of the Issuer, which transactions, if consummated, would have one or more of the results specified in clauses (a) through (j) of Item 4. The transactions contemplated in the Support Agreement are subject to a number of material conditions and there can be no assurance that the execution of the Support Agreement will result in the consummation of one or more transactions on the terms set forth in the Support Agreement or at all. The description of the Support Agreement contained in this response to Item 4 is qualified in its entirety by reference to the terms of such agreement, which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) The information set forth in the cover pages of this Schedule 13D and Items 7, 8, 9, 10, and 11 is incorporated herein by reference.

(b) By virtue of the relationships among the Reporting Persons described in Item 2 above, each of the Reporting Persons may be deemed to have the shared power to direct the vote and the disposition of the Common Shares that may be deemed to be beneficially owned by each of them. In addition, due to the nature of the transactions contemplated by the Acquisition Letter, the Parties may be deemed to be part of a “group” (within the meaning of

Section 13(d)(3) of the Exchange Act) with each other. As a result, the Parties may collectively be deemed to beneficially own the Common Shares beneficially owned by each Party individually. Each of the Reporting Persons hereby expressly disclaim beneficial ownership of any Common Shares beneficially owned by any of the other Parties or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13(d)-5 of the Exchange Act) with any of the other Parties or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Parties, for any or all purposes, beneficially owns any Common Shares beneficially owned by any of the other Parties or any other person or is a member of a group with any of the other Parties or any other person.

(c) Except as set forth herein, none of the Reporting Persons has effected any transactions in the Common Shares during the past 60 days.

(d) No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

The first paragraph of Item 6 as added by Amendment No. 1 on May 13, 2016 is hereby deleted and Item 6 is hereby amended to add the following paragraph at the end thereof:

On June 28, 2016, the Parties, which collectively hold approximately 86.8% of the notes issued under the Indenture (as defined below), delivered to the Trustee (as defined below) a waiver (the "Waiver") under that certain Indenture, dated as of September 13, 2012 (the "Base Indenture"), by and among the Issuer, the Guarantors (as defined therein), Wilmington Trust, National Association, as trustee (the "Trustee"), and Computershare Trust Company of Canada, as collateral trustee, as supplemented by the First Supplemental Indenture, dated as of September 13, 2012 (the "First Supplemental Indenture"), the Second Supplemental Indenture, dated as of September 13, 2012 (the "Second Supplemental Indenture"), the Third Supplemental Indenture, dated as of March 20, 2014 (the "Third Supplemental Indenture"), the Fourth Supplemental Indenture, dated as of January 7, 2015 (the "Fourth Supplemental Indenture," and together with the Base Indenture, the First Supplemental Indenture, the Second Supplemental Indenture and the Third Supplemental Indenture, collectively, as the same may be further amended, supplemented or otherwise modified from time to time, the "Indenture"), pursuant to which the Parties waived the Issuer's obligation, under Section 10.13 of the First Supplemental Indenture and any other provision of the Indenture, to make a "Change of Control Offer" (as defined in the Indenture) as a result of, or in connection with, the occurrence of a "Change of Control Triggering Event" (as defined in the First Supplemental Indenture) at any time prior to May 13, 2016 through the date that is six (6) months following May 13, 2016. The Waiver is attached hereto as Exhibit 99.3. The description of the Waiver contained in this response to Item 4 is qualified in its entirety by reference to the terms of such Waiver, which are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit No.	Description

99.2	The Support Agreement, dated as of June 28, 2016, by and among Kejiriwal Group International, an Indian corporation and each of the signatories thereto.

99.3	The Waiver, dated as of May 13, 2016, entered into by and among Cede & Co. and the beneficial holders of PIK Notes (as defined therein) set forth on Schedule I thereof.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MUDRICK CAPITAL MANAGEMENT, L.P.

June 29, 2016
(Date)

/s/ Trevor Wiessmann
(Signature)

Trevor Wiessmann, General Counsel & Chief Compliance Officer
(Name/Title)

JASON MUDRICK

June 29, 2016
(Date)

/s/ Jason Mudrick
(Signature)

EXHIBIT INDEX

Exhibit No.	Description

99.2	The Support Agreement, dated as of June 28, 2016, by and among Kejiriwal Group International, an Indian corporation and each of the signatories thereto.

99.3	The Waiver, dated as of May 13, 2016, entered into by and among Cede & Co. and the beneficial holders of PIK Notes (as defined therein) set forth on Schedule I thereof.